UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 333-139791

MASONITE INTERNATIONAL INC.

(Name of registrant)

1820 Matheson Blvd., Unit B4

Mississauga, Ontario L4W 0B3 Canada

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F                                                                         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

☐ Yes                                                                                    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On November 25, 2008, Masonite International Inc. (the “Company”) entered into an amendment to its credit agreement and an extension of the forbearance agreement dated September 16, 2008, with its bank lenders. This extension provides the Company time to develop a revised business plan for 2009, which will serve as the basis of its efforts to create an appropriate capital structure to support Masonite’s long-term business objectives.

As previously announced, as a result of its financial performance for the quarters ended June 30 and September 30, 2008, Masonite was not in compliance as of such dates with certain financial covenants contained in its credit facility, which constituted an event of default under the credit facility. The financial covenants relate to EBITDA metrics and reflect the challenging conditions in the U.S. housing industry. Masonite is engaged in ongoing negotiations with lenders that are party to the credit facility regarding a potential amendment to the terms of the credit facility. There is no assurance that the negotiations with lenders will result in an amendment acceptable to Masonite and to its lenders.

Pursuant to the amendment, which is effective November 25, 2008, neither the administrative agent nor the lenders will (i) take action to accelerate the maturity of or terminate the Company’s revolving credit facility or to otherwise enforce payment of the Company’s obligations under the credit agreement, or (ii) exercise any other rights and remedies available to them under the credit agreement or applicable law. The forbearance agreement applies to the non-compliance of the covenants as of June 30 and September 30, 2008.  The forbearance agreement termination date is the earliest of December 19, 2008, any other Event of Default, and any Termination Event as defined in the Bondholder Forbearance Agreement dated November 17, 2008 (and described below).   The forbearance agreement can also be terminated if the Company fails to deliver certain financial information by agreed upon dates.

The amendment with the lenders provides for the December 19, 2008 deadline to be further extended to January 15, 2009, provided that Masonite: (1) delivers a draft business plan by December 19, 2008, (2) reviews the plan with the bank lenders by December 22, 2008, (3) delivers a final business plan by January 15, 2009; and (4) complies with a number of other provisions related to the negotiation of a consensual restructuring plan.

In addition, pursuant to the amendment, the Company agreed to a 2% increase in the interest rate under the credit agreement which increase is payable in the form of additional indebtedness.

As previously announced, on November 17, 2008, Masonite entered into a separate forbearance agreement with holders of a majority of the senior subordinated notes due 2015 issued by two of the Company’s subsidiaries (the “Bondholder Forbearance Agreement”). Under terms of the Bondholder Forbearance Agreement, which is effective through December 31, 2008, the noteholders executing the Bondholder Forbearance Agreement agreed that during such period they will not exercise rights and remedies against the Company solely with respect to the Company’s failure to make the interest payment due on October 15, 2008. For a description of such events and a copy of the Bondholder Forbearance Agreement, please see Masonite International Inc.’s report on Form 6-K dated November 17, 2008 filed with the Securities and Exchange Commission and available at www.sec.gov.

The description of the amendment is qualified in its entirety by the form thereof attached as Exhibit 99.1 hereto and which is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99.1            Form of Amendment No.1 to Forbearance Agreement and Credit Agreement, dated November 25, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL INC.

Date: November 28, 2008
	By:	/s/ Anthony (Tony) DiLucente
	Name:	Anthony (Tony) DiLucente
	Title:	Executive Vice-President & Chief Financial Officer